UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2003

BakBone Software Incorporated

(Registrant’s name)

10145 Pacific Heights Boulevard, Suite 500 San Diego, CA 92121

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

BakBone Software Incorporated

Date: February 14, 2003	By	/S/ KEITH RICKARD
Title: President and Chief Executive Officer

BakBone™

POWERFUL

MODULAR

SIMPLE

THIRD QUARTER REPORT FISCAL 2003
THREE MONTHS ENDED DECEMBER 31

Q3

February 4, 2003

PRESIDENT’S MESSAGE

The third quarter was yet another solid quarter of growth across the board for BakBone Software. From revenue growth to relationship wins; technological progress to capital infusions—we continued to drive our business forward successfully. Please allow me to discuss some of these recent developments further.

Our revenues, at US$4.9 million, were 23% above the immediately preceding quarter and 72% above the corresponding quarter last fiscal year. These revenues are a result of growth in all geographic areas in which we operate. In addition, our OEM revenues continue to grow, spurred by strong growth from our NCR Teradata relationship. Third quarter NCR Teradata revenues represented 17% and 23% of BakBone’s worldwide and North American revenues, respectively. Recently, companies such as AT&T, Federal Express, The Limited, China Telekom and Vodaphone, to name just a few, have all become BakBone customers as a result of our relationship with NCR Teradata.

We are still seeing a gradual shift in our regional revenues, as planned. This shift should continue as the North American and Europe, Middle East and Africa (EMEA) regions experience higher growth rates than those of Asia Pacific, where our operations have more history. The third quarter saw 44%, 37% and 19% of our revenues derived from North America, Asia Pacific and EMEA, respectively. This compares to a revenue distribution from fiscal 2002 of 41%, 41% and 18%, respectively.

Equally as exciting was BakBone’s recent announcement of a significant new OEM relationship. We were delighted in January to announce a new OEM relationship with Sony Electronics. Through this relationship, Sony & BakBone will provide customers with turnkey storage solutions targeted at specific vertical markets. Most exciting was that we were also able to announce orders valued at approximately US$3.5 million in conjunction with the OEM announcement. This is the largest set of orders we have received in the history of BakBone by a long shot!

Approximately 60% of the revenue from the Sony deal relates to licenses and is expected to be recognized over the course of the next three quarters. The remaining 40% relates to maintenance, and will be recognized over the associated 3-year maintenance term. The majority of the payments due to BakBone under the deal are due in the current quarter, with the remainder becoming due later this calendar year. In the near future, we should be able to give you, our shareholders, more details about the nature of these wins.

This truly is a significant milestone in the history of BakBone, as we demonstrate that our product can out-perform the competition, even in the largest and most exacting environments.

We believe this is just the start of many good things to come. We are excited about our new relationship with Sony, and expect together to realize many more significant wins in the future with our joint solutions.

On the technology front, NetVault Version 7.0 is just around the corner. We will be releasing this significant new version of our product to the market in April 2003. Version 7.0 contains a number of key enhancements and features that will be of particular interest to larger enterprises. We expect that this new version will have the effect of increasing the amount of business we do with larger corporations, thus increasing our average deal size and overall profile in the market.

Last quarter we announced a new version of our Microsoft Exchange plug-in module. This module allows discrete restores of mail information, even down to an individual item of mail. We quickly gained traction with this new capability last quarter, as evidenced by a number of significant customer wins. One of the key advantages we will have over the competition in this arena is NetVault’s hallmark ease of installation and deployment, which carries over to this new plug-in.

Last quarter we also made the decision to “end of life” our MagnaVault product. What this means is that we will continue to provide support to MagnaVault customers through November of this year, but we will not actively seek new MagnaVault license sales. As part of this decision, we reduced headcount by 13 employees, all of whom were specifically associated with the MagnaVault product.

The primary reason for making this decision was that MagnaVault revenues were steadily declining as a percentage of our overall revenues. We had implemented a number of proactive measures, but none of them had the desired effect on MagnaVault revenues. The expenses for this product line were relatively consistent, and thus we were seeing an erosion of our operating margins. Our action has now allowed our entire organization to focus fully on data protection and recovery through the NetVault product, which is the core strength of our company.

As a result of this action we have taken certain special charges in Q3. From this current quarter going forward, we expect to see a reduction in our expenses of approximately US$250K per quarter related to these MagnaVault actions. Also, we are optimistic that we will be able to sell the MagnaVault intellectual property to another company, who will focus on this market space and also provide long-term support to the current MagnaVault customer base.

As it relates to financing activities, in early January we were pleased to announce that we had completed a “Friends and Family” financing, which included participation by employees, Directors, and friends of BakBone. The total amount raised was approximately US$1.1 million, with approximately US$200K received in December, with the remaining US$900K coming in January.

We had approximately US$2.1 million in cash and cash equivalents at the end of December, and combined with the events of this current quarter, we will be entering the new fiscal year in a very strong position.

Finally, I would like to update you on some of our financial expectations.

We continue to guide to annual revenues of US$18—$18.5 million for the current fiscal year, ending March 31, 2003. We also continue to guide to the achievement of breakeven EBITDA for this current quarter.

For the coming quarter, ending June 30 and for subsequent quarters thereafter, we expect to achieve positive cash flow. Also in that June quarter, we expect to produce positive earnings per share for the first time. Finally, for the fiscal year beginning April 1, 2003, we expect to achieve earnings per share of US$0.05 to US$0.08.

We are still finalizing our plans for the coming fiscal year, and expect to provide the market with further guidance, especially with respect to revenues, in the April/May timeframe.

Thank you for continued support of BakBone. It is truly an exciting time for our company, as we win major agreements, add new partners, grow revenues aggressively, and enter into profitability!

Keith Rickard

President & CEO

MANAGEMENT’S DISCUSSION AND ANALYSIS

This report (including the following section regarding results of operations) contains forward-looking statements regarding our business, financial condition, results of operations and prospects. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements, but are not an exclusive means of identifying forward-looking statements in the report. Additionally, statements concerning future matters such as the development of new products, enhancements or technologies, sales levels, expense levels and other statements regarding matters that are not historical are forward-looking statements.

Although forward-looking statements in this report reflect the good faith judgment of our management, we can only base such statements on facts and factors that we currently know. Consequently, forward-looking statements are inherently subject to risks and uncertainties including, but not limited to, the risks described in the Risk Factors section and elsewhere in this report. Actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by the forward-looking statements. We urge you not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. We undertake no obligation to revise or update any forward-looking statements in order to reflect any events or circumstances that may arise after the date of this report.

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in this interim report and the audited consolidated financial statements and accompanying notes included in our Annual Report for the year ended March 31, 2002. All amounts are expressed in United States dollars unless otherwise noted.

Overview

BakBone Software Incorporated is an international storage management software company that develops and markets high-performance software solutions for the open systems markets. Our corporate headquarters is located in San Diego, California. This facility houses executive management as well as sales, marketing, engineering, customer support and administrative departments. We maintain offices in Tokyo, Japan and Poole, Dorset, United Kingdom, that concentrate on sales, marketing and administrative functions for the Asian and European regions, respectively. Our United Kingdom office includes engineering personnel responsible for the core development effort of our NetVault software product. Furthermore, we have recently established new offices in the Asian and European regions, all of which focus on the sales function.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform to accounting principles generally accepted in the United States, except as discussed in detail in Note 14 to the audited consolidated financial statements contained in our Annual Report for the year ended March 31, 2002.

The preparation of these financial statements requires BakBone to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, BakBone evaluates its estimates, including those related to revenue recognition, allowance for doubtful accounts, valuation allowance for deferred tax assets and valuation of goodwill. BakBone bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that there are several accounting policies that are critical to understanding our historical and future performance, as these policies affect the reported amounts of revenue and other significant areas that involve management’s judgments and estimates. These significant accounting policies are:

•	Revenue recognition;

•	Allowance for doubtful accounts;

•	Valuation allowance for deferred tax assets; and

•	Valuation of goodwill.

These policies, and our procedures related to these policies, are described below.

Revenue Recognition

We derive revenue from licensing software and from the sale of customer support services (maintenance) and professional services (training and consulting). We sell almost exclusively through a network of partners, and all sales are based on a published master price list with set discounts given to partners based on the terms of their specific contract. We generally recognize revenue from the licensing of software products when 1) the value added reseller, hardware distributor, application software vendor or system integrator (a “Partner”, and collectively the “Partners”) sells our software products to its customers, and 2) we deliver the sold software products either to the Partner for distribution or to the end-user directly. Our Partners do not stock our products, and thus there is no channel inventory. We defer revenues from the sale of customer support contracts and recognize such revenues over the term of the maintenance contract, which is generally one year.

Vendor specific objective evidence exists for both the software element and the professional services element because we sell each element separately, based on the established prices in the master price list. The prices for professional services are based on set hourly rates. Vendor specific objective evidence exists for the maintenance element because the maintenance agreements include technical support for a one-year period, with an option to renew the agreements for a period of one or more years, and the annual renewal fee ranges generally from 18% to 22% of the software license fee. Because vendor specific objective evidence exists for each element, we use separate element accounting. We have standard payment terms, which we offer to all of our customers. In addition, our sales agreements do not contain stock balancing or rotation rights.

We define revenue recognition criteria as follows:

Persuasive Evidence of an Arrangement Exists.    It is our customary practice to have an executed written contract or a purchase order prior to recognizing revenue on an arrangement.

Delivery Has Occurred.    For all software sales, our software products are physically delivered to our customers, with standard transfer terms as FOB shipping point.

The Vendor’s Fee is Fixed or Determinable.    The fee our customers pay for the products is based on the established prices in the master price list. We have standard payment terms, which we offer to most customers.

Collection is Probable.    Probability of collection is assessed on a customer-by-customer basis. We typically sell to customers where we have a history of successful collection. New customers are subjected to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Valuation allowance for deferred tax assets

The consolidated financial statements reflect a full valuation allowance against the net deferred income tax assets based on our assessment that it is more likely than not that we will be unable to utilize certain deductions before their expiry. Our assessment is based on a judgment of estimated loss before such deductions. Changes in the timing of the recognition and amount of revenues and expenses in the future may impact our ability to utilize these deductions.

Valuation of goodwill

We have recorded goodwill in connection with the acquisitions we have completed over prior periods. We will review our goodwill for impairment at least once a year, at the same time every year, or when an event or a change in facts and circumstances indicates the fair value of our reporting unit may be below its carrying amount. Events or changes in facts and circumstances that we consider as impairment indicators include the following:

•	significant underperformance of our business relative to expected operating results;

•	significant adverse economic and industry trends;

•	significant adverse legal action;

•	loss of key personnel; and

•	expectations that a reporting unit will be sold or otherwise disposed of.

The goodwill impairment test will consist of the two-step process as follows:

Step 1.    We will compare the fair value of our reporting unit to its carrying amount, including the existing goodwill. If the carrying amount of our reporting unit exceeds its fair value, an indication exists that our reporting unit’s goodwill may be impaired and we will perform the second step of the impairment test. If the fair value of our reporting unit exceeds its carrying amount, no further analysis is required.

Step 2.    We will compare the implied fair value of our reporting unit’s goodwill, determined by allocating our reporting unit’s fair value to all of its assets and its liabilities in a manner similar to a purchase price allocation, to its carrying amount. If the carrying amount of our reporting unit’s goodwill exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess.

We have determined that the annual goodwill impairment review will take place during the first quarter of each fiscal year.

As of April 1, 2002, we ceased amortization of goodwill. Instead, we will test it for impairment at least annually in accordance with the provisions of the Canadian Institute of Chartered Accountants Handbook Section 3062, Goodwill and Other Intangible Assets (CICA Section 3062). In lieu of amortization, we were required to perform an initial impairment review of our goodwill and an annual review thereafter. The first step of the goodwill impairment test required us to determine and compare the fair value of our reporting units to their carrying values as of April 1, 2002. The fair value of each reporting unit was determined using a discounted cash flow valuation analysis. The carrying value of each reporting unit was determined by specifically identifying and allocating the assets and liabilities of BakBone to each reporting unit based on relative revenues or costs, headcount or other methods deemed appropriate by management. Management believes that the assumptions made for these analyses are reasonable and consistent. The estimated fair values exceeded the carrying values for each reporting unit, resulting in no indication of impairment. Consequently, the second step of the impairment test was not required.

During the first two quarters of fiscal 2003, total revenues generated by MagnaVault, our comprehensive secondary storage (or “near-line”) archival storage management software for UNIX and Linux host operating environments, experienced a significant decline. This trend continued into the third quarter of fiscal 2003, and in November 2002, management decided to “end of life” the MagnaVault product, whereby all activities, with the exception of customer support, related to MagnaVault would cease permanently, effective December 31, 2002. In connection with this decision, we terminated several employees and closed our Maryland office facility. Based on this triggering event, in accordance with CICA Section 3062, we were required to perform an impairment analysis on the MagnaVault-related goodwill as of December 31, 2002. The first step in the impairment analysis involved comparing the carrying values of the MagnaVault reporting units to their fair values. It was determined that the carrying values of the reporting units exceeded the estimated fair values, consequently, step two of the impairment test was required. As a result of step two, the related goodwill was deemed impaired and we recognized a charge of $442,000, representing the amount by which the goodwill’s carrying value exceeded its estimated fair value. The charge is presented as “Impairment of goodwill” in our statement of operations for the three and nine months ended December 31, 2002. As of December 31, 2002, the remaining balance of MagnaVault-related goodwill was $446,000, which represented its estimated fair value as determined by management in accordance with CICA Section 3062.

Results of Operations

Three Months Ended December 31, 2002 Compared to Three Months Ended December 31, 2001

Licensing Revenues

Licensing revenues increased approximately 77% to $4.2 million, 86% of total revenues, for the three months ended December 31, 2002, from $2.4 million, 83% of total revenues, for the three months ended December 31, 2001. Each region in which we operate experienced increased licensing revenues. Overall, North America, Asia and Europe experienced licensing revenues growth of 153%, 55% and 30%, respectively, in the three months ended December 31, 2002 when compared to the three months ended December 31, 2001.

Licensing revenues growth in North America was driven by a significant increase in OEM sales, resulting primarily from the continued development of our relationship with NCR. Licensing revenues growth in North America was also attributed to increased sales to existing resellers and sales to new resellers. Additionally, licensing revenues increased due to a surge in demand for MagnaVault following notification that we would no longer be selling MagnaVault licenses, effective December 31, 2002. We do not expect to generate licensing revenue from the MagnaVault product subsequent to December 31, 2002.

In Asia, increased revenues in existing geographic locations and revenues from expansion into new geographic locations, accounted for the increase in licensing revenues. OEM licensing revenues in Asia also increased, albeit to a lesser extent. In Europe, OEM licensing revenues increased significantly during the three months ended December 31, 2002 when compared to the three months ended December 31, 2001. This increase was driven by the continued development of our relationship with NCR in Europe. Licensing revenues from resellers, both new and existing, also increased in Europe, as we expanded our activities there.

Service Revenues

Service revenues increased approximately 45% to $708,000, 14% of total revenues, for the three months ended December 31, 2002, from $487,000, 17% of total revenues, for the three months ended December 31, 2001. The increase in service revenues is directly related to the increased licensing revenues from sales to new customers, as well as to maintenance contract renewals from existing customers.

Cost of Revenues

Cost of revenues for the three months ended December 31, 2002 totaled $405,000 with a gross margin of 92%, compared with cost of revenues of $324,000 with a gross margin of 89% for the three months ended December 31, 2001. The increase in gross margin is primarily attributable to increased licensing revenues.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of salaries, benefits, commissions and travel for our worldwide sales and marketing staff. Sales and marketing expenses increased $429,000, or 17%, to $3.0 million for the three months ended December 31, 2002 from $2.6 million for the three months ended December 31, 2001. The increase was attributed mainly to an increase in commissions, a function of revenue growth, in all regions, and to the hiring of a Vice President of Sales and a Vice President of Marketing in fiscal 2003.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits for our worldwide engineering staff. Research and development expenses for the three months ended December 31, 2002 increased $126,000, or 11%, to $1.2 million from $1.1 million for the three months ended December 31, 2001. Engineering headcount increases accounted for the increase in research and development expenses.

General and Administrative Expenses

General and administrative expenses include salaries and benefits for corporate personnel and other general and administrative expenses, such as facilities and professional services. General and administrative expenses for the three months ended December 31, 2002 increased $316,000, or 29%, to $1.4 million from $1.1 million for the three months ended December 31, 2001. The increase was due primarily to an increase in professional services costs, which related to general corporate matters, and facilities costs, which surrounded our expansion into new geographic locations.

Special Charges

In November 2002, we undertook a plan to cease all activities, with the exception of customer support, related to our MagnaVault product offering. In the third quarter of fiscal 2003 and in connection with the MagnaVault exit activities, we recorded a charge of $415,000, which was comprised of charges related to employee severance of $87,000, an idle facility of $192,000 and fixed asset impairment and other exit costs of $136,000.

Amortization of Goodwill

Effective April 1, 2002 and pursuant to CICA Section 3062, goodwill is no longer amortized, but is reviewed periodically for impairment. Therefore, we incurred no amortization expense during the three months ended December 31, 2002 compared to $933,000 of amortization expense during the three months ended December 31, 2001.

Impairment of Goodwill

In connection with our decision to cease all activities, with the exception of customer support, related to our MagnaVault product offering, we recorded a goodwill impairment charge of $442,000, which represents the amount by which the MagnaVault-related goodwill’s carrying value exceeded its estimated fair value as of December 31, 2002.

Nine Months Ended December 31, 2002 Compared to Nine Months Ended December 31, 2001

Licensing Revenues

Licensing revenues increased approximately 91% to $10.6 million, 84% of total revenues, for the nine months ended December 31, 2002, from $5.6 million, 82% of total revenues, for the nine months ended December 31, 2001. Each region in which we operate experienced increased licensing revenues from both the reseller and OEM channels. Overall, North America, Asia and Europe experienced licensing revenues growth of 92%, 90% and 92%, respectively, in the nine months ended December 31, 2002 when compared to the nine months ended December 31, 2001. In North America, OEM sales increased significantly, due in large part to increased sales to NCR. Additionally, increased sales to existing resellers, combined with sales to new resellers, contributed to the increase in licensing revenues. In Asia, increased revenues in existing geographic locations and revenues from expansion into new geographic locations, combined with an increase in OEM licensing revenues, accounted for the increase in licensing revenues. In Europe, OEM licensing revenues increased significantly during the nine months ended December 31, 2002 when compared to the nine months ended December 31, 2001. This increase was driven by the continued development of our relationship with NCR in Europe. Licensing revenues from resellers, both new and existing, also increased in Europe, as we expanded our activities there.

Service Revenues

Service revenues increased approximately 61% to $2.0 million, 16% of total revenues, for the nine months ended December 31, 2002, from $1.2 million, 18% of total revenues, for the nine months ended December 31, 2001. The increase in service revenues is directly related to the increased licensing revenues from sales to new customers, as well as to maintenance contract renewals from existing customers.

Cost of Revenues

Cost of revenues for the nine months ended December 31, 2002 totaled $1.1 million with a gross margin of 91%, compared with cost of revenues of $918,000 with a gross margin of 86% for the nine months ended December 31, 2001. The increase in gross margin is primarily attributable to increased licensing revenues.

Sales and Marketing Expenses

Sales and marketing expenses increased $921,000, or 11%, to $9.1 million for the nine months ended December 31, 2002 from $8.1 million for the nine months ended December 31, 2001. The increase was attributed mainly to an increase in commissions, a function of revenue growth, in all regions, the expansion into new regions worldwide, including Germany, China and Kuala Lumpur, and to the hiring of a Vice President of Sales and a Vice President of Marketing in fiscal 2003.

Research and Development Expenses

Research and development expenses for the nine months ended December 31, 2002 increased $596,000, or 19%, to $3.8 million from $3.2 million for the nine months ended December 31, 2001. The increase was due primarily to increased headcount and travel-related costs surrounding software testing and implementation activities.

General and Administrative Expenses

General and administrative expenses for the nine months ended December 31, 2002 remained relatively consistent with general and administrative expenses for the nine months ended December 31, 2001. The slight increase of $54,000, or 1%, was primarily a function of increased facilities costs surrounding our expansion into new geographic locations.

Special Charges

In November 2002, we undertook a plan to cease all activities, with the exception of customer support, related to our MagnaVault product offering. In the third quarter of fiscal 2003 and in connection with the MagnaVault exit activities, we recorded a charge of $415,000, which was comprised of charges related to employee severance of $87,000, an idle facility of $192,000 and fixed asset impairment and other exit costs of $136,000.

Stock-based Compensation

Effective April 1, 2002, we adopted the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments (CICA Section 3870), under which we are required to apply a fair value-based method of accounting for all stock-based payments issued to non-employees and all direct awards of stock to employees. We will continue to use settlement date accounting to account for employee stock options.

During the nine months ended December 31, 2002, we recognized $326,000 in stock-based compensation expense in connection with the issuance of warrants to non-employees. We issued warrants to the non-employees in connection with services they rendered to us. The fair value of these warrants was calculated using the Black-Scholes option-pricing model and was recorded as stock-based compensation expense during the nine months ended December 31, 2002.

Amortization of Goodwill

Effective April 1, 2002 and pursuant to CICA Section 3062, goodwill is no longer amortized, but is reviewed periodically for impairment. Therefore, we incurred no amortization expense during the nine months ended December 31, 2002 compared to $2.8 million of amortization expense during the nine months ended December 31, 2001.

Impairment of Goodwill

In connection with our decision to cease all activities, with the exception of customer support, related to our MagnaVault product offering, we recorded a goodwill impairment charge of $442,000, which represents the amount by which the MagnaVault-related goodwill’s carrying value exceeded its estimated fair value as of December 31, 2002.

Liquidity and Capital Resources

As of December 31, 2002, we had cash and cash equivalents of $2.1 million compared to $5.5 million as of March 31, 2002, a decrease of $3.4 million. Cash used in operations for the three months ended December 31, 2002 was $1.5 million, which consisted of a net loss of $2.2 million partially offset by non-cash activity, including depreciation of $228,000, fixed asset disposals of $104,000 and goodwill impairment of $442,000. Operating activities that contributed to the use of cash included increases in accounts receivable and other assets of $1.1 million and $51,000, respectively. Operating activities that provided a source of cash included increases in accounts payable, accrued liabilities and deferred revenue of $86,000, $483,000 and $442,000, respectively.

Cash used in operations for the nine months ended December 31, 2002 was $5.5 million, which consisted of a net loss of $7.1 million partially offset by non-cash activity, including depreciation of $677,000, stock-based compensation expense of $326,000, fixed asset disposals of $104,000 and goodwill impairment of $442,000. Operating activities that contributed to the use of cash included increases in accounts receivable and other assets of $1.6 million and $62,000, respectively. Operating activities that provided a source of cash included increases in accounts payable, accrued liabilities and deferred revenue of $244,000, $613,000 and $830,000, respectively.

Cash used in investing activities during the three and nine months ended December 31, 2002 included capital equipment purchases of $44,000 and $260,000, respectively.

Cash provided by financing activities totaled $985,000 for the three months ended December 31, 2002. Cash generated by financing activities consisted of $804,000 from the release of restricted cash, $196,000 from a private placement and $45,000 from the exercise of stock options. We received a total of $1.1 million in gross proceeds from the private placement; however, $879,000 was received in January 2003. Cash generated by financing activities was partially offset by the repayment of capital lease obligations of $60,000.

Cash provided by financing activities totaled $2.1 million for the nine months ended December 31, 2002. Cash generated by financing activities consisted of $1.4 million from the exercise of warrants and stock options, $804,000 from the release of restricted cash and $196,000 from a private placement. Cash generated by financing activities was partially offset by the repayment of capital lease obligations of $144,000 and notes payable of $187,000.

We have no material cash commitments other than obligations under our credit facility and capital and facilities leases. Estimated uses of cash for the remainder of fiscal 2003 include expenditures for capital equipment of approximately $100,000.

We currently expect to fund expenditures for capital requirements as well as liquidity needs from a combination of available cash balances, internally generated funds and financing arrangements. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek additional sources of funding. We are considering raising capital by way of debt or equity financing to finance our growth and working capital needs. Additional debt would result in increased interest expense and could result in financial covenants that would restrict our operations. Additionally, a decrease in demand for our products and services could adversely affect our business, which in turn, could adversely affect our ability to renew existing credit facilities or obtain access to new credit facilities in the future. We may also seek funding through the public or private issuance of equity instruments; however, there is no guarantee that such sources will be available in amounts or on terms acceptable to us, if available at all. The sale of additional equity securities would result in immediate and potentially significant dilution to our shareholders.

As of December 31, 2002, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we did not engage in trading activities involving non-exchange traded contracts.

Risk Factors

You should consider each of the following factors as well as the other information in this report in evaluating our business and our prospects. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks actually occur, our business and financial results could be harmed. In that case the trading price of our common stock could decline.

Competition in our target markets could reduce our sales on several fronts.

We have a number of competitors in our target markets. If existing or new competitors gain market share, our business and operating results could be adversely affected. Many of our competitors have greater financial resources than we do in the areas of sales, marketing and product development. Our existing and future competitors could introduce products with superior features, scalability and functionality at lower prices than our products. Our competitors could also bundle existing or new products with other more established products or gain market share by acquiring or forming strategic alliances with our other competitors. We expect to face additional competition from these companies in the future. If our competitors are successful at gaining market share, our business, operating results, and financial condition could be materially adversely affected.

We may require additional capital and may have to raise such capital in a manner that would dilute our shareholders’ ownership interest in us.

Our actual expenses may exceed our projected amounts and/or actual revenues may be less than we currently project, in which case we may need to raise additional funds from lenders and equity markets in the future. In addition, we may choose to raise additional financing in order to capitalize on market opportunities that may accelerate our growth objectives. Our ability to arrange such financing in the future will depend in part on the prevailing capital market conditions as well as our business performance. We cannot assure you that we will be successful in our efforts to arrange additional financing, if needed, on terms satisfactory to us or at all. If we raise additional capital or arrange for debt financing through mechanisms, which involve additional issuance of our common stock, control of the Company may change and shareholders may experience dilution to their equity interest in the Company.

Failure to manage our growth effectively could adversely affect our business.

If we fail to manage our growth effectively, our business and operating results could be adversely affected, which could cause the market price of our stock to fall. We expect to continue to grow our operations domestically and internationally, and to hire additional employees. The growth in our operations and staff has placed, and will continue to place, a significant strain on our management systems and resources. If we fail to manage our future anticipated growth, we may experience higher operating expenses, and we may be unable to meet the expectations of securities analysts or investors with respect to future operating results. To manage this growth we must continue to:

•	improve our financial and management controls, reporting systems and procedures;

•	add and integrate new senior management and employees;

•	control expenses; and

•	integrate geographically dispersed operations.

We have committed a significant amount of funds to obtaining additional systems and facilities to accommodate our current and future anticipated growth. To the extent that this anticipated growth does not occur or occurs more slowly than we anticipate, we may not be able to reduce expenses to the same degree. If we incur operating expenses out of proportion to revenue in any given quarter, our operating results may be adversely impacted.

Inability to protect our technologies could affect our ability to compete.

We may potentially receive claims that we have infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, we may become increasingly subject to infringement claims, including patent, trademark and copyright infringement claims. In addition, former employers of our former, current or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information of these former employers. Any such claim, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention from our core business, require us to stop selling or delay shipping, or cause the redesign of our product. In addition, we may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that we have with some of our customers.

We license and use software from third parties in our business. These third party software licenses may not continue to be available to us on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect our ability to continue licensing this software. Our inability to use any of this third party software could result in shipment delays or other disruptions in our business, which could materially and adversely affect our operating results.

Inability to protect our proprietary information will adversely affect our business.

We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and other measures to protect our proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to our technology. We license some of our products under “shrink wrap” license agreements that do not require a physical signature by the end user licensee and therefore may be unenforceable under the laws of some jurisdictions. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or to obtain or use information that we regard as proprietary.

Our products have a short product life cycle.

Software products typically have a limited life cycle and it is difficult to estimate when they will become obsolete. We must therefore continually develop and introduce innovative new products and/or upgraded versions of our existing products before the current software has completed its life cycle. If we are unable to keep pace with the need to supply new products, we may not be able to achieve and sustain the level of sales required for success.

Our success depends on our ability to develop new and enhanced products that achieve widespread market acceptance.

Our future success depends on our ability to address the rapidly changing needs of our customers by developing and introducing new products, product updates and services on a timely basis, by extending the operation of our products on new platforms, and by keeping pace with technological developments and emerging industry standards. In order to grow our business, we are committing substantial resources to developing software products and services for the SAN (Storage Area Network) market and the NAS (Network Attached Storage) market. Each of these markets is new and unproven, and industry standards for these markets are evolving and changing. If these markets do not develop as anticipated, or demand for our products in these markets does not materialize or occurs more slowly than we expect, we will have expended substantial resources and capital without realizing sufficient revenue, and our business and operating results could be adversely affected.

Our quarterly revenue may fluctuate significantly, which could cause the market price of our stock to be extremely volatile.

We may experience a shortfall in revenue in any given quarter in relation to our plans or investor expectations. Any such shortfall in revenue could cause the market price of our stock to fall substantially. Our revenue in general, and our licensing revenue in particular, are difficult to forecast and are likely to fluctuate significantly from quarter to quarter due to a number of factors, many of which are outside of our control. These factors include:

•	the timing and magnitude of sales through our OEM customers;

•	the introduction, timing and market acceptance of new products;

•	the rate of adoption of network attached storage appliance and storage area networks technologies and the timing and magnitude of sales of our products and services for these markets;

•	the extent to which our customers renew their maintenance contracts with us;

•	changes in our pricing policies and distribution terms; and

•	the possibility that our customers may defer purchases in anticipation of new products or product updates by us or by our competitors.

You should not rely on the results of any prior periods as an indication of our future performance. If we have a shortfall in revenue in any given quarter, our efforts to reduce our operating expenses in response will likely lag behind the revenue shortfall. Therefore, any significant shortfall in revenue will likely have an immediate adverse effect on our operating results for that quarter.

Existing strategic alliances may be terminated and we may be unable to develop new relationships.

Our growth and marketing strategies are based, in part, on seeking out and forming strategic alliances with third-party suppliers, value added resellers (VARs), value added distributors (VADs), OEMs and other businesses integral to our future success. None of our channel partners or OEMs has any obligation to continue selling our products and any of them may terminate their relationship with us at any time. We cannot assure you that existing strategic alliances will not be terminated or modified in the future nor can we assure you that we will be able to develop new relationships.

A portion of our future revenue is expected to come from OEM sales that incorporate our storage management software into the OEM hardware solution. We will have no control over the shipping dates or volumes of systems the OEMs ship and they have no obligation to ship systems incorporating our software. They also have no obligation to recommend or offer our software products exclusively or at all. These OEMs also could choose to bundle a competitor’s product in lieu of our product.

We expect a large portion of our revenues will come from our channel partners across the world. These partners have no obligation to establish a sales relationship, or to continue selling any of our products and may terminate the relationship with us at any time upon written notice as described in the related channel partner agreements.

Our product lines are not broadly diversified.

We derive and expect to derive a substantial majority of our revenues from a limited number of software products. If customers do not purchase our products as a result of competition, technological change, budget constraints or other factors, we do not have other product categories that we could rely on to make up any shortfall in sales. As a result, our revenues could decrease and our business and operating results would be adversely affected.

We derive a significant amount of revenues from only a few customers.

If any of our largest customers were to reduce purchases from us, our business would be adversely affected. Most notably, NCR accounted for approximately 17% of consolidated revenues during the nine months ended December 31, 2002. Many of these customers have recently announced that their own businesses are slowing, which could adversely affect their demand for our products. We do not have a contract with any of these customers that requires the customer to purchase a specified number of software licenses from us. Therefore, we cannot be sure that these customers will continue to purchase our products at current levels.

Our products may contain significant defects, which may result in liability and/or decreased sales.

Software products frequently contain errors or failures, especially when first introduced or when new versions are released. Despite our efforts to test our products, we might experience significant errors or failures in our products, or they might not work with other hardware or software as expected, which could delay the development or release of new products or new versions of products and adversely affect market acceptance of our products. End-user customers use our products for applications that are critical to their businesses, and they have a greater sensitivity to product defects than the market for other software products generally. Our customers may claim that we are responsible for damages to the extent they are harmed by the failure of any of our products. If we were to experience significant delays in the release of new products or new versions of products, or if customers were dissatisfied with product functionality or performance, we could lose revenue or be subject to liability for service or warranty costs, and our business and operating results could be adversely affected.

We may be unable to hire and retain qualified employees.

Our future growth and success depends on our ability to hire and retain qualified employees as needed, and to manage our employee base effectively. If we are unable to hire and retain qualified employees, our business and operating results may be adversely affected. We need to hire and retain sales, technical, and senior management personnel to support the planned expansion of our business and to meet the anticipated increased customer demand for our products and services. Competition for people with the skills we require is intense, particularly in the San Diego area where our headquarters are located, and the high cost of living in this area makes our recruiting and compensation costs higher. As a result, we expect to continue to experience increases in compensation costs. We cannot assure you that we will be successful in hiring or retaining new personnel.

We rely on competing equipment manufacturers as a material source of revenues.

A portion of our revenues is expected to come from our OEMs that incorporate our storage management software into their hardware solution. Risks associated with our OEM customers include:

•	we have no control over the shipping dates or volumes of systems they ship;

•	they have no obligation to recommend or offer our software products;

•	they may generally have no minimum sales requirements and can terminate our relationship at any time or upon short notice;

•	they could choose to develop their own data availability products and incorporate those products into their systems instead of our products;

•	they could develop enhancements to and derivative products from our products; and

•	they could change their own base products, which could make it difficult for us to adapt our products to theirs.

Finally, our OEM customers compete with one another. If one of our OEM customers views the products we have developed for another OEM as competing with its products, it might decide to stop doing business with us, which could adversely affect our business and our operating results.

Our foreign operations and sales create unique problems that could adversely affect our operating results.

An investment in our securities involves greater risk than an investment in many other businesses because we have significant operations outside of the United States, including engineering, sales, and client services, and we plan to expand these international operations. As of December 31, 2002, we had 43 employees in Europe and 28 employees in Japan. Our foreign operations are subject to risks, including:

•	potential loss of proprietary information due to piracy, misappropriation or weaker laws regarding intellectual property protection;

•	imposition of foreign laws and other governmental controls, including trade restrictions;

•	fluctuations in currency exchange rates and economic instability such as higher interest rates and inflation, which could reduce our customers’ ability to obtain financing for software products or which could make our products more expensive in those countries; and

•	difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations.

In addition, our foreign sales are substantially denominated in their respective local currency, creating risk of foreign currency translation gains and losses that could adversely affect our business and operating results.

Inflation and Changing Prices

Inflation and changing prices have not had a material impact on our operations.

Foreign Currency

Our revenues result mainly from sales made in U.S. dollars, British pounds, Euros and Japanese yen. We will continue to incur operating costs mainly in U.S. dollars, British pounds, Japanese yen and, to a lesser extent, Euros and Canadian dollars. Thus, our operations are susceptible to fluctuations in currency exchange rates. We do not currently engage in hedging or other activities to reduce exchange rate risk but may do so in the future, if conditions warrant.

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

ASSETS	December 31, 2002	March 31, 2002
	(Unaudited)	(Audited)
Current assets:
Cash and cash equivalents	$2,065	$5,502
Restricted cash	—	804
Accounts receivable, net of allowance for doubtful accounts of $84 and $72, respectively	4,923	3,289
Share subscription receivable	640	—
Other assets	638	588

Total current assets	8,266	10,183
Capital assets, net	2,413	2,762
Goodwill, net	4,445	4,784
Other assets	579	567

Total assets	$15,703	$18,296

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$889	$645
Accrued liabilities	2,554	2,001
Deferred revenue	2,127	1,297
Current portion of notes payable	1,763	—
Current portion of capital lease obligations	148	201

Total current liabilities	7,481	4,144
Capital lease obligations, excluding current portion	52	54
Notes payable, excluding current portion	—	1,950
Other liabilities	60	—

Total liabilities	7,593	6,148

Shareholders’ equity:
Share capital, no par value, unlimited shares authorized, 58,179,635 and 53,121,681 shares issued and outstanding, respectively	57,346	51,861
Share capital to be issued	—	2,877
Share capital held by subsidiary	(66)	(66)
Accumulated deficit	(48,443)	(41,379)
Cumulative exchange adjustment	(727)	(1,145)

Total shareholders’ equity	8,110	12,148

Total liabilities and shareholders’ equity	$15,703	$18,296

APPROVED BY THE BOARD:

(Signed) “Archie Nesbitt”	(Signed) “J.G. (Jeff) Lawson”
Director	Director

See accompanying notes to consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

(U.S. dollars in thousands, except per share and share data)

(Unaudited)

	Three months ended		Nine months ended
	December 31, 2002	December 31, 2001	December 31, 2002	December 31, 2001
Revenues	$4,932	$2,869	$12,586	$6,776
Cost of revenues	405	324	1,116	918

Gross profit	4,527	2,545	11,470	5,858

Operating expenses:
Sales and marketing	3,025	2,596	9,057	8,136
Research and development	1,233	1,107	3,817	3,221
General and administrative (excluding $0, $0, $326 and $0 of stock-based compensation)	1,407	1,091	4,206	4,152
Stock-based compensation	—	—	326	—
Special charges	415	—	415	—

Total operating expenses	6,080	4,794	17,821	15,509

Operating loss	(1,553)	(2,249)	(6,351)	(9,651)
Interest expense, net	(38)	(60)	(99)	(74)
Amortization of goodwill	—	(933)	—	(2,796)
Impairment of goodwill	(442)	—	(442)	—
Foreign exchange (loss) gain, net	(29)	(14)	(35)	15
Other (expense) income, net	(89)	4	(137)	72
Minority interest	—	42	—	100

Net loss	(2,151)	(3,210)	(7,064)	(12,334)
Accumulated deficit, beginning of period	(46,292)	(31,712)	(41,379)	(22,588)

Accumulated deficit, end of period	$(48,443)	$(34,922)	$(48,443)	$(34,922)

Net loss per share—basic and diluted	$(0.04)	$(0.08)	$(0.14)	$(0.32)

Weighted-average common shares	52,559,757	41,653,669	51,657,060	38,630,681

See accompanying notes to consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Three months ended		Nine months ended
	December 31, 2002	December 31, 2001	December 31, 2002	December 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,151)	$(3,210)	$(7,064)	$(12,334)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	228	1,170	677	3,494
Stock-based compensation	—	—	326	—
Special charges	104	—	104	—
Impairment of goodwill	442	—	442	—
Minority interest	—	(42)	—	(97)
Loss on disposal of capital assets	—	23	—	23
Gain on sales of non-operating subsidiaries	—	(119)	—	(119)
Unrealized loss on investment	—	76	—	76
Changes in assets and liabilities:
Accounts receivable, net	(1,072)	(558)	(1,634)	(1,068)
Other assets	(51)	(84)	(62)	(61)
Accounts payable	86	(315)	244	(971)
Accrued liabilities	483	565	613	413
Deferred revenue	442	189	830	541

Net cash used in operating activities	(1,489)	(2,305)	(5,524)	(10,103)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(44)	(30)	(260)	(328)
Proceeds from sale of capital assets	—	34	2	34

Net cash (used in)/provided by investing activities	(44)	4	(258)	(294)

CASH FLOWS FROM FINANCING ACTIVITIES:
Restricted cash	804	—	804	78
Payments of capital lease obligations	(60)	(54)	(144)	(126)
Payments of notes payable	—	(45)	(187)	(74)
Proceeds from issuance of special warrants	—	—	—	9,706
Proceeds from public offering	—	5,709	—	5,709
Proceeds from private placement	196	—	196	—
Offering costs related to equity financings	—	(473)	—	(473)
Proceeds from exercise of warrants	—	—	1,302	—
Proceeds from exercise of stock options	45	—	144	9

Net cash provided by financing activities	985	5,137	2,115	14,829

Effect of exchange rate changes on cash and cash equivalents	84	(237)	230	(177)

Net (decrease) increase in cash and cash equivalents	(464)	2,599	(3,437)	4,255
Cash and cash equivalents, beginning of period	2,529	5,471	5,502	3,815

Cash and cash equivalents, end of period	$2,065	$8,070	$2,065	$8,070

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Noncash investing and financing activity—
Equipment acquired under capital leases	$—	$—	$89	$—

Investment received from divestiture of non-operating subsidiaries	$—	$126	$—	$126

Common shares issued in connection with private placement	$640	$—	$640	$—

See accompanying notes to consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

(in U.S. dollars)

(Unaudited)

1.    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Description of Business

BakBone Software Incorporated (BakBone), a Canadian company, is an international storage management software company that develops and globally distributes storage management solutions to the open systems markets, providing data protection and management solutions scalable from workgroup to enterprise. The Company’s corporate headquarters is located in San Diego, California.

(b)  Basis of Presentation

The information as of December 31, 2002 and for the three and nine months ended December 31, 2002 and 2001 is unaudited. The consolidated financial statements include the accounts of BakBone and its subsidiaries, collectively referred to as the Company, after elimination of all significant intercompany balances and transactions. In the opinion of management, the unaudited consolidated financial statements included herein reflect all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position, results of operations and cash flows of the Company as of and for the three and nine months ended December 31, 2002. The results of operations for the periods presented are not necessarily indicative of the results that may be expected for any future periods or for the full fiscal year. The consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada and should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report for the fiscal year ended March 31, 2002.

(c)  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d)  Reclassification

Certain prior period amounts shown in the consolidated financial statements have been reclassified to conform to the current presentation.

2.    GOODWILL AND INTANGIBLE ASSETS

In September 2001, the Canadian Institute of Chartered Accountants issued Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets (CICA Section 3062). The new standards require that the purchase method of accounting be used for business combinations and require that goodwill no longer be amortized, but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet in order to be recognized and reported apart from goodwill.

The Company adopted these new standards as of April 1, 2002 and accordingly, discontinued the amortization of goodwill. Furthermore, the Company had no separately identifiable intangible assets as of April 1, 2002.

BAKBONE SOFTWARE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Effective April 1, 2002, the Company had goodwill of $4.8 million, which is no longer being amortized. This change in accounting policy has not been applied retroactively nor have the amounts presented for prior periods been restated for this change. The impact of this change is as follows (in thousands):

	Three months ended December 31, 2002	Three months ended December 31, 2001	Nine months ended December 31, 2002	Nine months ended December 31, 2001
Net loss, as reported	$(2,151)	$(3,210)	$(7,064)	$(12,334)
Add: amortization of goodwill	—	933	—	2,796

Net loss before amortization of goodwill	$(2,151)	$(2,277)	$(7,064)	$(9,538)

Net loss per share:
Net loss, as reported	$(0.04)	$(0.08)	$(0.14)	$(0.32)

Net loss before amortization of goodwill	$(0.04)	$(0.05)	$(0.14)	$(0.25)

In connection with the transitional goodwill impairment evaluation specified by CICA Section 3062, the Company completed the first step of the transitional impairment test of goodwill by the end of the second quarter of fiscal 2003. The first step of the transitional goodwill impairment test required the Company to determine and compare the fair value of its defined reporting units to their carrying values as of April 1, 2002. The fair value of each reporting unit was determined using a discounted cash flow valuation analysis. The carrying value of each reporting unit was determined by specifically identifying and allocating the assets and liabilities of BakBone to each reporting unit based on headcount, relative revenues, or other methods as deemed appropriate by management. The Company believes that the assumptions made for these analyses are reasonable and consistent. The estimated fair values exceeded the carrying values for each reporting unit, resulting in no indication of impairment. Consequently, the second step of the impairment test was not required.

During the first two quarters of fiscal 2003, total revenues generated by MagnaVault, the Company’s comprehensive secondary storage (or “near-line”) archival storage management software for UNIX and Linux host operating environments, experienced a significant decline. This trend continued into the third quarter of fiscal 2003, and in November 2002, the Company decided to “end of life” the MagnaVault product, whereby all activities, with the exception of customer support, related to MagnaVault would cease permanently, effective December 31, 2002 (see Note 4). In connection with this decision, the Company terminated several employees and closed its Maryland office facility. Based on this triggering event, in accordance with CICA Section 3062, the Company was required to perform an impairment analysis on the MagnaVault-related goodwill as of December 31, 2002. The first step involved comparing the carrying values of the MagnaVault reporting units to their fair values. It was determined that the carrying values of the reporting units exceeded the estimated fair values, and consequently, step two of the impairment test was required. As a result of step two, the related goodwill was deemed impaired and the Company recognized a charge of $442,000, representing the amount by which the goodwill’s carrying value exceeded its estimated fair value. The charge is presented as “Impairment of goodwill”, in the Company’s statement of operations for the three and nine months ended December 31, 2002. As of December 31, 2002, the remaining balance of MagnaVault-related goodwill was $446,000, which represented its estimated fair value as determined by management in accordance with CICA Section 3062.

3.    STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

Effective April 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments (CICA Section 3870), under which

BAKBONE SOFTWARE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Company is required to apply a fair value-based method of accounting for all stock-based payments issued to non-employees and to all direct awards of stock to employees. The Company will continue to use settlement date accounting to account for employee stock options.

During the nine months ended December 31, 2002, the Company recognized $326,000 in stock-based compensation expense in connection with the issuance of warrants to non-employees. The Company issued warrants to the non-employees in connection with services they rendered to the Company. The fair value of these warrants was calculated using the Black-Scholes option-pricing model and was recorded as stock-based compensation expense during the nine months ended December 31, 2002.

In addition to the disclosures relating to the Company’s outstanding stock options presented in Note 5 of the audited annual financial statements, CICA Section 3870 requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options and warrants under the fair value method. The Company has elected to disclose pro forma net loss and pro forma loss per share as if the Company had accounted for its employee stock options and warrants issued since April 1, 2002 under the fair value method. A summary of the pro forma disclosure and the impact on the unaudited consolidated statements of operations is presented in the table below.

	Three months ended December 31, 2002	Nine months ended December 31, 2002
Net loss, as reported	$(2,151)	$(7,064)
Compensation expense related to the fair value of stock options	50	783
Compensation expense related to the fair value of employee warrants	25	25

Pro forma net loss	$(2,226)	$(7,872)

Net loss per share:
Net loss, as reported	$(0.04)	$(0.14)

Pro forma net loss	$(0.04)	$(0.15)

The fair value of options granted during the three and nine months ended December 31, 2002 was estimated at the date of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions:

	Three months ended December 31, 2002	Nine months ended December 31, 2002
Risk-free interest rate	3.02%	3.72%
Dividend yield	—	—
Volatility factor	100%	100%
Weighted-average expected life of the options	5.00	2.83

The Company has assumed no forfeiture rate; adjustments for actual forfeitures will be made in the period they occur. The weighted-average fair value of options issued during the three and nine months ended December 31, 2002 was $0.59 and $0.73, respectively.

BAKBONE SOFTWARE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of employee warrants granted during the three and nine months ended December 31, 2002 was estimated at the date of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions:

Three and nine months ended December 31, 2002
Risk-free interest rate	1.79%
Dividend yield	—
Volatility factor	100%
Weighted-average expected life of the warrants	2.00

The Company has assumed no forfeiture rate; adjustments for actual forfeitures will be made in the period they occur. The weighted-average fair value of employee warrants issued during the three and nine months ended December 31, 2002 was $0.61.

4.    SPECIAL CHARGES

In November 2002, the Company undertook a plan to cease all activities, with the exception of customer support, related to its MagnaVault product offering, effective December 31, 2002. In the third quarter of fiscal 2003 and in connection with the MagnaVault exit activities, the Company recorded Special charges of $415,000, related primarily to a specific workforce reduction, an idle facility and an impairment of fixed assets. A summary of this charge is as follows (in thousands):

	Total Charges	Paid	Non-cash Charges	Liability at December 31, 2002
Employee separations	$87	$77	$—	$10
Idle facility	192	—	—	192
Fixed asset disposals and exit costs	136	—	104	32

Total	$415	$77	$104	$234

The Company terminated 13 employee positions that focused primarily on product development and customer support for the MagnaVault product. The Company’s Maryland facility, which housed the MagnaVault product development and customer support activities, was also closed. As the facility will most likely remain idle through the end of the lease term, May 2004, the Company recorded a liability representing the present value of the future lease payments up to and including May 2004. Fixed asset impairments and exit costs included $104,000 for fixed asset disposals and $32,000 for general and administrative costs incurred in connection with the MagnaVault exit activities. Of the $234,000 liability at December 31, 2002, all employee separation and general and administrative charges are expected to be paid in the fourth quarter of fiscal 2003, and the idle facility charge will be amortized monthly through the end of the lease term.

5.    PRIVATE EQUITY OFFERING

In December 2002, the Company commenced a private offering of 1,917,788 units at a price of $0.56 per unit. Each unit was comprised of one common share and one-half common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at $0.64 and expires one year from the closing of the offering. The parties to the offering consisted of various members of Company management and existing investors.

BAKBONE SOFTWARE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002, the Company had issued 1,491,379 of the units, representing $836,000 in aggregate, of which $196,000 was collected and $640,000 was outstanding as of December 31, 2002. Upon the closing of the private placement in the Company’s fiscal fourth quarter and pursuant the Company’s line of credit agreement with a bank, 10% of the net proceeds received from the private placement will be used to reduce the principal balance of the line of credit.

6.    SEGMENT INFORMATION

The Company has segmented its operations by product line. Operating revenues are generated from the licensing of software and sales of support services. Total assets, capital expenditures, depreciation and amortization, interest income and operating expenses are not disclosed by operating segment as they are not specifically related to a particular product line. The following table represents a summary of revenues of the product line operating segments:

	Three months ended		Nine months ended
	December 31, 2002	December 31, 2001	December 31, 2002	December 31, 2001
Revenues
Licensing:
NetVault	$3,728	$2,059	$9,812	$4,585
MagnaVault	496	323	800	967

Total	$4,224	$2,382	$10,612	$5,552

Service:
NetVault	$607	$343	$1,597	$810
MagnaVault	101	144	377	414

Total	$708	$487	$1,974	$1,224

Total revenues	$4,932	$2,869	$12,586	$6,776

BAKBONE SOFTWARE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table represents a summary of revenues, capital assets and goodwill by major geographic region:

	Three months ended		Nine months ended
	December 31, 2002	December 31, 2001	December 31, 2002	December 31, 2001
Revenues
Licensing:
Europe	$805	$620	$2,064	$1,073
Asia	1,641	1,059	4,437	2,336
North America	1,778	703	4,111	2,143

Total	$4,224	$2,382	$10,612	$5,552

Service:
Europe	$125	$134	$378	$285
Asia	185	89	495	257
North America	398	264	1,101	682

Total	$708	$487	$1,974	$1,224

Total revenues	$4,932	$2,869	$12,586	$6,776

	Europe	Asia	North America	Total
Identifiable assets at December 31, 2002:
Capital assets, net	$421	$265	$1,727	$2,413
Goodwill, net	$924	$—	$3,521	$4,445

Identifiable assets at March 31, 2002:
Capital assets, net	$431	$261	$2,070	$2,762
Goodwill, net	$821	$—	$3,963	$4,784

7.    SUBSEQUENT EVENTS

In January 2003, the remaining 426,409 units from the private placement, which commenced in December 2002, were issued for additional gross proceeds of $239,000, and the share subscription receivable balance was collected in full, bringing the total gross proceeds raised from the private placement to $1.1 million. All 958,894 purchase warrants that were issued in connection with the private placement remain outstanding.